Filed by Yorkville Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-42720

Subject Company: Yorkville Acquisition Corp.

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 1 1 1 VIDEO INTERVIEW 2 X22 REPORT 3 ON RUMBLE 4 5 ~ ~ ~ ~ ~ 6 Devin Nunes - Devin Nunes Reveals The Document The [DS] 7 Was Looking For Was Hidden, Truth Is Coming 8 ~ ~ ~ ~ ~ 9 10 Streamed August 30, 2025 11 12:30 p.m. 12 13 ~ ~ ~ ~ ~ 14 15 Transcribed by: 16 Katrina Dearborn 17 18 19 20 21 22 23 24 25

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 2 2 1 X: Yeah, I think that's -- that's perfect. 2 3 4 5 6 And I -- and I think -- you know, even though people see Truth Social operating and Rumble operating, I still think there's still forces that are still trying to shut you down, still trying to stop President Trump's voice, because 7 that's really what it is. He's on Truth 8 Social, it's his voice. That's where you get a 9 lot of his information. Because you have the 10 fake news putting out all this other crap. And 11 then you have the information on Truth Social. 12 And I think if they could, they'd probably shut 13 you down right now. And I think it's a very 14 good idea moving into other systems where you 15 can make sure you avoid, like, debanking and 16 all of that. And I think that's a very good 17 direction, especially with the Trump 18 administration, of course, as you know, they're 19 moving into, you know, the crypto realm. And 20 they're starting to bring that on. I think this 21 is a perfect opportunity for Truth Social to go 22 in the same directin. 23 DEVIN NUNES: Yeah. And so that's what -- 24 so -- so -- exactly. And so what we started to 25 research was, okay, now, do we need to do a --

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 3 3 1 do we need to have a wallet, right? Do 2 we need to build out a wallet and that 3 infrastructure. 4 We -- you know, do we need to have 5 an exchange -- a crypto exchange. And 6 we -- we started -- we talked to, you 7 know, nearly every player out there, 8 and then we sided initially on -- to 9 do two things. First, let's -- let's 10 get -- let's start some ETFs so that 11 people have financial alternatives. 12 And those are still -- we're applying 13 for those, we're building those out. 14 There would be both a combination 15 of -- of -- of crypto assets and also 16 normal securities of non-woke 17 companies. 18 So we're building out that 19 platform. We call that -- we call 20 that TruthFi. 21 X: Right. 22 DEVIN NUNES: In that process, 23 while we were trying to find, you 24 know, what token -- what utility token 25 do we use on Truth Social and Truth

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 4 4 1 Plus, our streaming app; what wallet 2 do we -- do we use. Do we build our 3 own? How are people going to exchange 4 this? And we started -- we launched 5 these ETFs with Crypto.com, which is 6 one of the largest players in the 7 world. 8 And we started really looking at 9 the technology, and we started to look 10 at how CRO, Cronos, is used. That's 11 the utility token that's been 12 championed by Crypto.com. 13 X: Mm-hmm. 14 DEVIN NUNES: It's been in use now 15 for, you know, half a decade. And 16 their reward point system that they 17 use, and how that money flows across 18 their platform, I was really impressed 19 with. Because it's -- it's faster 20 than Ethereum. But at the same time, 21 it's its own -- and this is kind of 22 technical, but it's its own layer 1 23 token. So there's very few of those. 24 And -- and it had been in existence 25 and actually functioning and working.

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 5 5 1 And, at the time, you know, before we 2 announced this deal, it was in the 3 top -- it was around 25 or 30th in 4 terms of -- of all the crypto 5 technology that was out there. All 6 the crypto tokens that were out there, 7 that's where it ranked in terms of -- 8 of market cap. 9 So what we did is, we 10 structured -- well, we went out first 11 and acquired -- we put -- we raised 12 about $2.3 billion to put Bitcoin on 13 our balance sheet. 14 X: Yeah. 15 DEVIN NUNES: So -- 16 X: Huge move. 17 DEVIN NUNES: So now we have our 18 own Bitcoin Treasury that, you know, 19 obviously, you know -- you know, we 20 believe in the long run, that it's an 21 alternative to, its digital gold. All 22 the stuff that you're familiar with -- 23 X: Yes. 24 DEVIN NUNES: -- that you talk 25 about. It's a hedge against inflation.

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 6 6 1 But more importantly, it's to put a 2 war chest there to say, We don't need 3 any bank, right? 4 X: Right. 5 DEVIN NUNES: If we -- you know, 6 we don't need you. We got -- we got a 7 bunch of Bitcoin. You know, I can't 8 tell you if Bitcoin's gonna go up, 9 down, or wherever it's gonna go, but 10 hopefully, you know, over time it will 11 add value to the company. And now our 12 company -- that kind of caused the 13 companies to tart -- to start to trade 14 almost with -- with Bitcoin, because 15 it's, you know, so large in terms of 16 our -- you know, because we have, 17 like, $3 billion of both Bitcoin and 18 -- and -- and cash. 19 So, then we -- then going back 20 to -- we talked about, okay, what -- 21 you know, what do we need to do on the 22 utility token side and -- and -- to 23 get to -- to be able to use it on our 24 platform. 25 X: Mm-hmm.

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 7 7 1 DEVIN NUNES: And so we -- we 2 really liked what the CRO history 3 there, its longevity, and feel like -- 4 you know, felt like it's a -- you 5 know, a very -- not only it's stable 6 and hasn't had any issues, but also, 7 important -- you know, importantly, 8 Crypto.com is not only a global brand, 9 but it is also a -- it's -- it's -- 10 has license -- it prides itself in 11 getting licensed all over the globe. 12 So they now have licenses, you 13 know, nearly everywhere. But also, 14 they can continue to get more license 15 to operate. They've added a -- a 16 Robinhood alternative, which is -- 17 which is critical. So you can now buy 18 stocks and securities on Crypto.com. 19 They have their own exchange to 20 exchange cryptocurrencies. And they 21 have one of the best wallets that's 22 out there. 23 And so, all of those things 24 together said, okay, well, you know, 25 what's the best way for us to work

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 8 8 1 together if we adopt this utility 2 token on Truth -- on Truth Social. We 3 want to make sure that we have an 4 American company that is looking over 5 this token, making sure that -- you 6 know, making sure that -- that, you 7 know, there's plenty in supply, making 8 sure that it's being governed 9 properly. And so, we -- so we first 10 formed the partnership, agreed to -- 11 to -- to, one, use the CRO token on 12 Truth Plus and Truth Social. 13 Some of you guys who are testing, 14 if you're on Truth Social, you will 15 see that we introduced gems. Now, not 16 everybody has that yet. We're waiting 17 for approval from our overlords at -- 18 at Apple and -- and Google. And I say 19 that because, you know, that's really 20 the only monopolies that are out 21 there, is that -- that, you know, we 22 really are -- and I know some 23 people -- sometimes people are like, 24 well, why hasn't this updated? Why 25 hasn't that updated?

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 9 9 1 Well, you know, to be in the Apple 2 App Store, you have to follow the 3 rules that they set. Same with the 4 Google Play Store. So we're waiting 5 on that for approval. But we've -- we 6 started a rewards system called -- we 7 call them gems, the Truth gems. And 8 that's based on, you know, how much 9 you interact on the platform. 10 Eventually, the more that you 11 watch on streaming, you'll also ord -- 12 earn these gems that are essentially 13 reward points -- think of a credit 14 card reward points -- that, 15 ultimately, we're gonna plug into -- 16 into Crypto.com. 17 So, that agreement was made. And 18 then we made an additional agreement, 19 you know, with them that -- that, in 20 order -- whenever you want to -- 21 whenever you want to move your gems 22 into a wallet, all you gotta do is go 23 open an account with Crypto.com, and 24 then we'll -- and this'll grow over 25 time. But we'll have different

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 10 10 1 opportunities to turn those gems into 2 Cronos or other -- or potentially, 3 other avenues that -- you know, that 4 we'll probably have some fun with as 5 the technology develops. 6 And there are a few companies out 7 there that do this. But nothing at 8 this scale and like this, where you're 9 gonna have a streaming platform, a 10 social media platform, working in 11 conjunction, you know, with the whole 12 Crypto.com ecosystem. 13 So that, and then in addition to 14 that -- that -- you know, just to kind 15 of finish up -- 16 X: Mm-hmm. 17 DEVIN NUNES: -- that first 18 agreement that we made with them, our 19 commercial arrangement, we -- they 20 agreed to take stock in our company. 21 So they are now an investor in our 22 company. And they've given us, in 23 exchange for that, CRO, Cronos. So 24 now, in addition to Bitcoin in our 25 Treasury, we have CRO in our Treasury.

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 11 11 1 So that was about $100 million when 2 that transaction was made. You know, 3 market's fluctuating, but it's done 4 pretty well since we made the 5 announcement. So which is nice to see. 6 And, you know, over time, we'll 7 figure out -- you know, we'll probably 8 stake that at some point, where you 9 can earn money for -- for our company. 10 And that's what I like about the 11 utility tokens, and I think why they 12 have some -- some interest from 13 people, is because you can actually -- 14 if you agree to lock them up, it's 15 almost like earning interest in a bank 16 account. 17 So -- and you get -- you get 18 rewarded more -- more tokens. That's 19 Ethereum, Solana, et cetera, that -- 20 that -- that do this type of -- of 21 thing. 22 So, in all that, as we made -- as 23 we made that commercial agreement, we 24 want to -- and maybe I'll just stop 25 there. Does that --

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 12 12 1 X: Well -- 2 DEVIN NUNES: Does that kind of 3 answer your question on the commercial 4 agreement? 5 X: Well, let me ask you. So the 6 Cronos tokens, the reward program, 7 basically you're -- you're rewarding 8 people for posting, browsing, and 9 doing other functions on the site? 10 DEVIN NUNES: That's right. That's 11 right. 12 X: And -- and you're gonna have a 13 wallet that's integrated into 14 Crypto.com. Does -- does the rewards 15 automatically go into the wallet, or 16 do you have to do that manually? 17 DEVIN NUNES: Yeah, so you'll have 18 to go get a Crypto.com wallet, go 19 through that process -- 20 X: Okay. So -- 21 DEVIN NUNES: -- because we have 22 to make sure everybody, one, asks why. 23 Well, we gotta make sure you're 24 actually a human, and -- 25 X: Right.

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 13 13 1 DEVIN NUNES: -- and, you know, 2 not a -- 3 X: And crypto had -- they have a 4 lot of security that you have to go 5 through. 6 DEVIN NUNES: That's -- that's 7 right. 8 X: Yeah. 9 DEVIN NUNES: So you gotta -- so 10 we don't want to just be, you know, 11 giving rewards to some, you know, dude 12 in his underwear sitting in, you know, 13 a basement in Hong Kong -- 14 X: Right. 15 DEVIN NUNES: -- somewhere, you 16 know. 17 So -- so yeah, so you're gonna -- 18 so -- so you'll earn gems, and then 19 you'll be able to exchange those 20 for -- for rewards, just like a credit 21 card system works. And we'll build 22 that out over time. But, you know, 23 some of it will likely be Cronos. We 24 may have other opportunities. We're 25 still -- you know, that'll -- that'll

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 14 14 1 develop over time. 2 X: And if there's, like, 3 subscriptions or anything like that on 4 the platform, you can use this to pay 5 for that? 6 DEVIN NUNES: Correct. So -- yeah, 7 thank you for that. That was really 8 important -- important point that I 9 forgot to say. So with our streaming 10 package, we -- we offer some free, but 11 we also have what we call the Patriot 12 Package -- 13 X: Right. 14 DEVIN NUNES: -- which is 10 bucks 15 a month. 16 And in the streaming, what we 17 wanted to do is not only give a home 18 for the Newsmaxes and the Rural 19 America's Voice and those guys, but we 20 also wanted to give a home for family-21 friendly content. 22 X: Right. 23 DEVIN NUNES: So we struck deals 24 with Great American Family, which was 25 an -- it was started by the founders

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 15 15 1 of Hallmark, when Hallmark went woke. 2 X: Oh, wow. 3 DEVIN NUNES: So -- so we're 4 loading that up onto the platform now. 5 CuriosityStream, which was started by 6 the guy who started Discovery. Of 7 course, that was sold and went woke, 8 so he started up CuriosityStream. And 9 then a lot of, you know, religious 10 documentaries, other documentaries. 11 Really a place that you can go for 12 family-friendly content and -- and 13 content that you wouldn't find any 14 other place. And maybe you find it, 15 but it's spread out, right. I always 16 say it's like -- it might be, like, if 17 you have DirecTV or one of the old 18 systems, it might be channel 4972, you 19 know, way at the very end, and, you 20 know, nobody ever sees it. 21 So, you know, we actually think 22 less is more. Currently we have about 23 52 linear channels on the platform. 24 About half of those are behind our 25 Patriot Package paywall. And then

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 16 16 1 when you get that Patriot Package for 2 10 bucks a month, you also get the 3 the gems, and you get on Truth Social, 4 and you get verified -- a red check 5 verification, because we'll know that 6 you're a human. 7 And so that's actually been 8 working well. We've actually been -- 9 been testing that for the last 60 10 days. It's actually ready to go. 11 We're just waiting on our overlords at 12 Apple and Google to -- to approve. 13 So, if you are a Patriot Package 14 member at 10 bucks a month, you get a 15 hell of a deal, because you get 16 Newsmax, One America Voice, Great 17 American. We continue to add VOD, 18 CuriosityStream, all of this family-19 friendly content. And what I will say 20 is, the best technology, because -- 21 and I say that because it's fast. It's 22 clean. It's only -- and by the way, 23 what you see now when you look at 24 Truth Plus, that's Version 1. Like, 25 it's improving.

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 17 17 1 But the key is, is the technology 2 is fast, and we have something that 3 nobody else has. And that is, we have 4 seven-day playback. So you don't 5 really have to -- so if you want to go 6 back and watch your favorite host on 7 Real America's Voice or Newsmax, or 8 maybe, you know, somebody said, oh, 9 did you see what happened on Sunday, 10 you can go back and watch that 11 episode, and just watch that -- maybe 12 that one interview you want to see. 13 X: Oh, wow. 14 DEVIN NUNES: It's very, very 15 cool. And -- and the same goes for 16 all these great channels, because we 17 have a lot of -- we have a lot of the 18 sportsmen's channels: Hunting, 19 fishing, things -- things of that 20 nature. So you may not want to watch 21 what's currently on. But if you knew 22 that the show that you liked was on, 23 you go back five days and watch it. 24 You can also record them if you want, 25 too.

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 18 18 1 So, we think -- we know it's 2 cutting-edge technology. And 3 remember, once again, can't be 4 canceled. So, you know, we -- it 5 can't be canceled, because we own it 6 all. We own all the infrastructure. 7 So, to your point, that you'll be 8 able to pay using the CRO token. So 9 you'll be able to pay from your 10 Crypto.com wallet. And then, 11 depending on how much you've used it, 12 and then -- you know, we're still 13 working this out with Crypto.com, but 14 Crypto.com is actually going to give 15 Cronos, in some cases, so that you'll 16 get some -- you know, you probably 17 won't even -- at some point, you'll -- 18 you know, you'll get a big discount 19 on -- so it's only $10 a month. And I 20 say "only 10," because I know that's 21 money to real people. But in the 22 reality, compared to all these other 23 wokesters out there, and you're 24 spending $50, $100, $25, I mean, you 25 know, some people are paying $150 a

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 19 19 1 month. 2 X: Right. 3 DEVIN NUNES: And so, you're 4 supporting the people you want to 5 support. You're getting verified on 6 Truth Social, plus you're gonna have 7 other features that are coming that 8 Apple hasn't approved that, if you 9 are -- are a Patriot Package member, 10 you will -- you know, you will be able 11 to cash in and use those Cronos across 12 the whole platform, using your 13 Crypto.com wallet. 14 So it's really cutting edge. And 15 we don't know where the technology's 16 gonna go, X. At the end of the day, 17 it's gonna continue to -- to -- to 18 jump. And I think this puts us, you 19 know, on the cutting edge of -- of the 20 next generation of how -- how finances 21 and money moves across the internet. 22 X: Yeah. I mean, as of right 23 now, I mean, you have your closed-loop 24 system. You have, like a banking 25 system outside of the -- outside of

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 20 20 1 the normal banking system, you have 2 cryptocurrency. So most of the 3 transactions will be, probably, via 4 crypto instead of actually cash. I 5 mean, eventually. I'm not saying 6 right this second. 7 DEVIN NUNES: That -- that's 8 right. And I think -- and then that 9 opens up all kinds of other 10 opportunities, right? You'll be able 11 to -- you know, you'll be able to not 12 only just -- Chronos will pay for 13 your -- for your Patriot Package. So 14 you'll be part of this big family. And 15 then, you know, if you want to -- then 16 you'll be able to move all your -- 17 your stocks, your stock portfolio, 18 everything over to Crypto.com 19 eventually. So you'll kind of have 20 everything in one spot, you know, with 21 a company -- we wanted to go with a 22 company that was -- that was world-23 class, best-in-class. Like I said, 24 not to be repetitive, but that had the 25 wallet, the exchange, the licenses,

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 21 21 1 and then a utility token that was 2 already proven out, and that can only 3 get better. And that -- that's -- 4 that's that commercial arrangement. 5 Now, the biggest part of this -- 6 this whole transaction, which is 7 all -- I'll switch to now -- is the 8 treasury company that we're creating 9 jointly with Crypto.com. 10 So, as you -- as I'm sure you've 11 talked about on your show, these 12 successful cryptocurrencies all have 13 U.S. Treasury companies that are 14 essentially building themselves off of 15 these tokens. So the most famous one 16 is Michael Saylor and what he's done 17 at MicroStrategies -- 18 X: Right. 19 DEVIN NUNES: -- where he 20 basically just goes out and 21 acquires -- acquires Bitcoin and puts 22 it on his balance sheet. You know, 23 someday -- it's rumors. I have no 24 idea, but essentially, I'm sure 25 that'll get turned into some type

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 22 22 1 of -- of Bitcoin -- a bank of some 2 kind. That's my guess. I'm not -- I 3 have no inside information. And then 4 you have companies like ours that have 5 created a Bitcoin Treasury, and many 6 others. You have ones that have now 7 been stood up for Ethereum. And 8 some -- and a few of the other coins 9 have stood up these American Treasury 10 companies. 11 So -- so -- so, when we talked to 12 Crypto.com and said, look, we want -- 13 we want to have a treasury company 14 that goes along with this. So -- and 15 they did, too. So we -- we said, 16 look, we're not -- you know -- you 17 know, part of this is, is that, you 18 know, this is -- you know, we're the 19 ones adopting your utility token. What 20 are you going to put in? 21 And Crypto.com stepped up to the 22 plate, put a big portion of their CRO 23 into this new company that we have to 24 get -- ultimately get approval 25 through. It's -- it's just -- you

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 23 23 1 know, it'll be about a three- to four-2 month process. But they put a billion 3 dollars of CRO -- 4 X: Wow. 5 DEVIN NUNES: -- into this 6 company. 7 And of course, it's a joint name. 8 It's a Trump -- Trump Media Technology 9 Cronos Strategy Company. It'll be 10 totally separate. There'll be a 11 separate board. And it'll be there 12 just to, essentially, acquire Cronos 13 and, you know, make sure that there's 14 opportunities for the larger CRO 15 Cronos community globally. You know, 16 if you want to, you know, an American 17 company, safe place, because 18 there's -- this is way in the weeds, 19 but on these staking tokens, 20 there's -- there'll be nodes where you 21 decide where to stake. So if you want 22 to get some interest on your CRO -- 23 X: Mm-hmm. 24 DEVIN NUNES: -- we wanted to give 25 a safe place for people to do that.

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 24 24 1 So that'll be coming over the 2 next, you know -- you know, after the 3 company is -- goes public. 4 But -- but yeah, it's, you know, a 5 billion dollars, and, you know, as 6 of -- you know, that's already traded 7 up as high as a couple billion dollars 8 worth of CRO. And then that's being 9 done through a SPAC that has a couple 10 hundred million dollars in it. And 11 then once the company goes public, 12 we'll have that there to be able to 13 acquire -- just like Michael Saylor 14 does with Bitcoin, we'll be able to 15 acquire more and more Cronos into 16 that -- into that new public company. 17 So Crypto.com will own a piece of 18 the Treasury company. We will own it 19 -- a piece of the Treasury company. 20 And then there's shareholders in 21 there, ultimately, when it goes public 22 in the SPAC. And so that'll be 23 publicly traded, of which we'll have, 24 you know, a big chunk of it. 25 Obviously, Crypto.com will -- will

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 25 25 1 also. 2 So that's the excitement. It's -- 3 it's -- you know, it's -- if this 4 token does what we believe it's going 5 to do, it's going to compete with -- 6 with the best of them that are out 7 there, the -- the names that you've 8 all -- everybody's heard of Crypto.com 9 -- 10 X: Mm-hmm. 11 DEVIN NUNES: -- clearly being the 12 -- a token that's now moved from 13 the -- the high 20s to, I don't know, 14 it's around 15 as we sit today, and 15 all the tokens in the world. It's 16 quite -- quite something. And I think 17 that's because we're taking, you know, 18 the -- the Truth -- you know, Trump 19 Media Technology Group, our track 20 record. I think people know that 21 we're -- you know, we're a global 22 brand with Truth Social and Truth 23 Plus. We're taking that with one of 24 the most well-known crypto companies 25 in the world that has the namesake

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 26 26 1 Crypto.com, putting those together. I 2 think that people -- you know, my -- 3 my bet is that people want good 4 governance, a public company, 5 transparency, a token that is really 6 used for something. And that's -- and 7 then ultimately, you know, more and 8 more people and companies will, you 9 know, look at what we've done, and, 10 you know, are you gonna go out there 11 and use CRO that you know can be used, 12 that you know has stability, or are 13 you gonna go use, you know, one that's 14 new that -- but may not have a market. 15 And that's really -- because there's a 16 ton of coins out there, as you well 17 know. But in terms of usable utility 18 tokens that have everything that we -- 19 that we wanted, this has it all, which 20 is why we chose to go this route. 21 So it's a -- it's a big deal. 22 There's a lot to it. But, obviously, 23 we're trying to do the best thing for 24 the shareholders. And we believe that 25 this does it. And -- and, of course,

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 27 27 1 going back to how we started this, we 2 are here to protect free speech. 3 That's the -- that's the purpose of 4 this company. And crypto technology 5 is a big piece of that moving forward. 6 X: I think with this pretty much 7 self-contained world that you're 8 creating, I think it also -- I don't 9 know if you have plans on doing this, 10 but with -- with the cryptocurrency, 11 where -- you know how, like, on 12 different, like, Rumble and others, 13 where they can actually pay 14 influencers, you can use the crypto to 15 pay them? I think -- I don't know if 16 you're heading in that direction or 17 not, but I think that'd be a very good 18 idea to, you know, get more 19 influencers on the site, more people, 20 and, you know, give them tips and 21 things like that from the -- from the 22 cryptocurrency that they are -- you 23 know, where they're getting those 24 rewards, where they can use it to help 25 others and build their channel of, you

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 28 28 1 know, if people are interested. 2 I don't know if you're heading in 3 that direction, but I'm just putting 4 it out there. 5 DEVIN NUNES: Yeah. No -- no. 6 Well, this is what I -- when I said 7 earlier, We don't know where this 8 technology is going to lead us to. 9 So, you know, we gotta -- we have 10 to build block by block -- 11 X: Mm-hmm. 12 DEVIN NUNES: -- you know, we -- 13 as you know, we have to build a good 14 foundation. And then there's gonna be 15 opportunities that will come arise, 16 some of which, you know -- you know, 17 innovation will occur, right? Part of, 18 like, the company that's -- like, us 19 that was born out of necessity, we had 20 to innovate. We had to do something 21 that nobody's ever done before, which 22 is to build a social media company and 23 a streaming platform without using 24 all the normal channels -- 25 X: Right.

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 29 29 1 DEVIN NUNES: -- that one would 2 use. 3 So the same is true for once we 4 get the -- once we get the gems 5 working, and we get all of that done, 6 and the people are successfully going 7 over and getting a Crypto.com wallet 8 and the Cronos is paying our company 9 for the Patriot Package, once that's 10 all worked out, then, you know, the 11 opportunities are not only limitless, 12 but we don't even know what they're 13 going to be at this point. 14 X: Mmm. 15 DEVIN NUNES: Because new and new 16 things are going to be developed 17 around this. And, you know, I'm not 18 a -- you know, I don't claim to be a 19 crypto expert, by any stretch of the 20 imagination. But there's a lot of 21 people that are. And, you know, 22 people talk about how you're going to 23 be able to tokenize, you know, nearly 24 everything. And that's -- that's 25 really for protection, right? It's

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 30 30 1 just protection of your assets. And 2 that's way out there, big thinkers 3 that think about this stuff. But -- 4 but definitely the opportunities 5 are -- are limitless. 6 X: Have to remember, Truth 7 Social, it's a very young company. I 8 mean, it's -- it's not like you guys 9 have been doing this for the last 15 10 years. 11 DEVIN NUNES: Yeah. 12 X: It's a young -- 13 DEVIN NUNES: Well, not only that 14 -- 15 X: And you guys come very far. 16 DEVIN NUNES: And -- and another 17 important point to remember is that 18 we've only been doing this a year and 19 a half. 20 X: Yeah. 21 DEVIN NUNES: Because it doesn't 22 count -- you know, the times that we 23 were -- we were essentially just a 24 small startup company, with very few 25 investors and, you know, the president

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 31 31 1 putting his -- his name and brand 2 behind it. 3 X: Mm-hmm. 4 DEVIN NUNES: But, you know, that 5 two-and-a-half years that we fought 6 with Biden and the SEC was very 7 damaging to this -- to this company. 8 You know, and there were bad actors 9 involved in all of that. And so, you 10 know, from day one, when I walked in 11 the door, I had to kind of clean up 12 the mess from bad actors, deal with 13 Biden and a corrupt SEC. And, you 14 know, we fought that fought and won 15 it. But now we're a brand-new startup 16 company with -- that just has been 17 around, you know, since -- since last 18 spring. 19 X: I think, eventually, when -- 20 you know, I call them the gatekeepers, 21 you know, Apple and Google, the -- 22 because they really control everything 23 in the app world. I think once you get 24 permission, and once you're able to do 25 what needs to be done, I think this is

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 32 32 1 just gonna take off. 2 DEVIN NUNES: Yeah. Well, look, 3 we're -- we're very -- we're very 4 proud of it, and we have a, you know, 5 very, you know -- you know, it's 6 amazing that, you know, the -- you 7 know, very small team of developers 8 that work at this company. You 9 know -- you know, a lot of these 10 companies just bleed money -- 11 X: Mm-hmm. 12 DEVIN NUNES: -- and bleed cash as 13 startups. And, you know, outside of 14 the legal fees that we're -- that we 15 still have to pay, you know, between 16 the cash assets and everything, you 17 know, last quarter, you know, we 18 actually were cash flow positive on -- 19 on just a cash basis, you know, which 20 I think is, you know, rather amazing. 21 Because a lot of these companies have 22 went for years, in some cases decades, 23 never making any money. 24 Now, we have a long way to go in 25 terms of -- of revenue generation. But

Dearborn Reporting Services ~ 216-298-4888 ~ info@dearbornreporting.com 33 33 1 that's why we're adding what I call 2 these crown jewel assets, like 3 Bitcoin, and then moving into the CRO 4 Cronos Utility Token, making strategic 5 investments like we are with the new 6 company that we're creating with 7 Crypto.com. 8 You know, ultimately that's -- now 9 we're focused, you know, on, you know, 10 how do you -- not only we've saved -- 11 we've saved free speech. And I'll go 12 back and I'll say this -- I said this 13 at the beginning. President Trump 14 probably doesn't win without that, but 15 we've saved free speech for eternity. 16 And now we gotta make sure that we -- 17 we've -- we've plussed up the balance 18 sheet. And now we're -- we really 19 gotta turn into, okay, how do we 20 acquire other crown jewel assets for 21 revenue generation to keep this 22 company going forever. That's -- 23 that's our goal. 24 - - - - - 25 (Transcription halted at 41:16)

ED LUDLOW: Let’s stick with the digital currency space, we will bring in Kris Marszalek, he’s the CEO of crypto.com which announced a partnership with trump media and a blank check to launch a new crypto treasury business. Its focus buying up crypto.com's own token known as cronos or cro. I think Kris it’s one of those stories where we start with the basics. Where did the idea come from to do this with cronos treasury company? Where did it originate?

KRIS MARSZALEK, CEO OF CRYPTO.COM: I think It is a little bit of a trend by now and pioneered by Michael Saylor of MicroStrategy. I think every single blockchain from the top say twenty will have a leading treasury company that will be focusing on driving demand for it and acquiring as much as physically possible. And we thought that partnering with Trump Media to do so is just the perfect match.

LUDLOW: So there are a number of initiatives between Crypto.com and Trump Media or the broader Trump family. Where did that relationship start? Who did you first meet and how long have you have you held those relationships?

MARSZALEK: So I think it dates back a couple years. We always look forward to working with people who are pro-crypto who want to help drive this industry forward. I think it has to be said that both the current administration and specifically Trump Media Technology group has already done a lot in this space. We have helped them execute on their bitcoin treasury strategy with a multi-billion bitcoin purchase. We helped them consider coins so we provide infrastructure. And this new play on cro is just an extension of the relationship.

CAROLINE HYDE: Extension of a relationship that broadens out to ETFs, that broadens out to payment of subscription creation but it also broadens out the conversation people are having about more broadly benefits to the trump broader family when it comes to crypto kris. When you are having these conversations with friends and family, how do you talk about whether or not there may be any conflict of interest which I will reiterate the family and spokesperson for the administration would say there are none?

MARSZALEK: And you know you have to agree with those statements because everything is held  in a trust and this is a public company that operates independently. We are still a privately held company but we love working with people who want to take this industry forward. So I think people need to understand that the administration has a certain agenda which places cryptocurrency industry at the very center of it with setting out a very ambitious role for America in this space. And anything we can do to help, we will do so and support it.

HYDE: It is interesting you say you're still privately held. What are the plans of Crypto.com more broadly? we are just hearing of ipo's for gemini and the like. Would you think about an ipo? Would you ever think of selling parts of the business?

MARSZALEK: Right. I have to admit it is quite tempting to consider these options given how richly the market values crypto companies these days. we certainly have the numbers to do so, we’re down about 1.5 billion in revenue last year about a billion in gross profit reinvested about 700 million of it. this year i think is going to be better, especially if we see the fed rate cut and a strong q4 following. We have the numbers and have been approached by the top names of investment banks, we want to be a very well-run company. So we are working on preparing everything but no decision has been made at this point. We actually enjoy operating as a private company it allows us to move fast and we have -- don't have to make any decisions in the short term.

LUDLOW: Some breaking news this morning looking that you are looking to start sports prediction markets, particularly for the nfl. That's so interesting there was market reaction from some of the established players in that space. explain how it is going to work, but why?

MARSZALEK: Look, we think prediction markets are going to be huge. Sports are part of it but it’s not the whole thing. If there is any company out there, a large business that wants to build a prediction market operation, we are the perfect infrastructure partner, we are regulated by the CFTC we have buffer tested trading technology, very best apis,  all the best market makers. We want to be the liquidity center for prediction markets onshore in the U.S. So we will play very aggressively in that space.

HYDE: You are someone who is comfortable perhaps in markets that regulators are always trying to catch up with kris. It is interesting that CFTC federal courts are still debating whether ultimately sports predication markets counts as gambling. How do you think about the regulatory process having given what you have lived through with crypto?

MARSZALEK: I think it is a new space and it is going to evolve and the regulatory set up will have to evolve with it. We have gone through this journey of cryptocurrency so we are used to being in the role of a trusted counselor to regulators and helping them understand how they can do their job effectively while allowing market participants to make use of these wonderful instruments.

LUDLOW: Just very quick, Kris, do you expect this to be a meaningful contribution to revenues this year? You kindly gave us your financials for last year, just model it out for us.

MARSZALEK: I think it is not going to be a massive contributor this year but we are also very aggressive in pricing for partners. It is about building liquidity right now. But if you look at what it is going to be in five years time, I think it will be a massive business line for us.

HYDE: Crypto.com CEO Kris Marszalek great speaking with you. come again soon.

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Yorkville Acquisition Corp. intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of Yorkville Acquisition Corp. and a prospectus (the “Proxy Statement/Prospectus”) in connection with the Business Combination. The definitive proxy statement and other relevant documents will be mailed to shareholders of Yorkville Acquisition Corp. as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Yorkville Acquisition Corp. will also file other documents regarding the Business Combination with the SEC. This communication does not contain all of the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF YORKVILLE ACQUISITION CORP. AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH YORKVILLE ACQUISITION CORP.’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT YORKVILLE ACQUISITION CORP. AND THE BUSINESS COMBINATION. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by Yorkville Acquisition Corp., without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Yorkville Acquisition Corp., 1012 Springfield Avenue, Mountainside, New Jersey 07092; e-mail: YORK@mzgroup.us.

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The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of Yorkville Acquisition Corp. dated as of June 26, 2025 and filed by Yorkville Acquisition Corp. with the SEC on June 30, 2025, Yorkville Acquisition Corp.’s Quarterly Reports on Form 10-Q, the Registration Statement that will be filed by Yorkville Acquisition Corp. and the Proxy Statement/Prospectus contained therein, and other documents filed by Yorkville Acquisition Corp. from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that Yorkville Acquisition Corp. presently knows or that Yorkville Acquisition Corp. currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

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